TSX-V:GNG

www.goldengoliath.com

FOR IMMEDIATE RELEASE

Las Bolas Station 19 and 37 Sampling Completed

Vancouver, Canada, July 8, 2009 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce the receipt of the last chip sampling from Station 19 and Station 37 within the Las Bolas tunnel. Excellent values were returned in both locations, extending the mineralized zones.

Station 19

At Station 19 the additional sampling has added a 22 metre section averaging 0.36 gm gold/tonne and 358 gm silver/tonne with an average width of 2.02 metres. Station 19 now has an overall length of 45 metres and cumulative mining width reaching 11 metres. Highlights include a 1.24 metre width with a weighted average of 1.92 gm gold/tonne with 717 gm silver/tonne and 5.48 metres with a weighted average of 0.23 gm gold/tonne with 101 gm silver/tonne.

Station 37

Some 200 metres further along the Las Bolas tunnel, additional sampling at Station 37 has added three new sections including 33 metres grading 1.13 gm gold/tonne and 132 gm silver/tonne over an average width of 2.02 metres. The cumulative width of parallel structures now reaches up to 12m Station 37 now has an overall length of 118 metres.

It is important to note that both station 19 and station 37 connect to Gambusino mine where in year 2000, 420 meters of accessible workings assayed 0.38 gm gold/tonne and 320.69 gm silver/tonne across an average width of 1.10 meters; the sampled area measures 80 meters by 120 meters. The Company is very pleased with the underground sampling results as well as with ongoing surface work. The detailed sample results for each zone are attached as a schedule to this release. Detailed sample maps are available on the Company’s website.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: + 1 (604)-682-2950

Email: jps@goldengoliath.com

Schedule for Las Bolas Station 19 & 37 Sampling
Station 19 Sampling Results

Sample Number	Zone (cm*)	FW** (cm)	HW*** (cm)	Gold gm/tonne	Silver gm/tonne	Width (metre)	Weighted Average
							Gold gm/tonne	Silver gm/tonne
760519	115			0.81	148	5.48	0.23	101
760520	75			0.05	114
760521	114			0.17	227
760522		175		0.05	21
760523			69	0.05	5
760524	49			0.05	1755	1.43	0.05	626
760525			94	0.05	37
760526			53	0.05	278	1.24	1.92	717
760527	71			3.32	1045
760528	109			0.44	706	2.04	0.57	580
760529	95			0.72	436
760530	80			0.11	375	0.8	0.11	375
760531	79			0.06	45	1.92	0.07	154
760532	113			0.08	231
760533	60			0.25	1130	1.6	0.19	660
760534		100		0.16	378
760535	77			0.21	375	1.51	0.22	394
760536	74			0.23	413
760537	102			0.53	408	2.24	0.32	339
760538		122		0.15	281

(cm*) = centimeter, FW** = Footwall, HW*** = Hangingwall

(Note: Station 37 Assays are on the next two pages.)

Station 37 Sampling Results

Sample Number	Zone (cm*)	FW** (cm)	HW** (cm)	Gold gm/tonne	Silver gm/tonne	Width (metres)	Weighted Average
							Gold gm/tonne	Silver gm/tonne
105447	170			0.24	67	1.70	0.24	67
105448	125			0.16	65	1.50	0.14	55
105449			25	0.05	6
105450	177			0.4	299	1.77	0.40	299
105451	95			0.36	77	0.95	0.36	77
105452	99			0.13	13	0.99	0.13	13
105453	50			0.79	350	1.30	0.33	154
105454		80		0.05	32
105455	100			0.16	310	1.00	0.16	310
105456			58	0.05	150	1.08	0.14	527
105457	50			0.24	965
105458		45		0.05	89	0.45	0.05	89
105459	50			0.05	107	0.50	0.05	107
105460	102			0.05	275	2.22	0.05	200
105461			120	0.05	136
105462		82		0.05	84	1.57	0.19	104
105463	75			0.35	126
105464	71			0.05	44	2.94	0.05	20
105465		126		0.05	14
105466			97	0.05	9
105467	70			0.05	25	0.70	0.05	25
105468		100		0.05	5	1.88	0.12	44
105469	88			0.19	89
105470	102			0.08	30	1.02	0.08	30
105471	80			0.08	80	0.80	0.08	80
105472	160			0.05	144	1.60	0.05	144
105473	120			0.32	166	1.20	0.32	166
105474	72			0.05	245	2.44	0.49	802
105475	172			0.67	1035
105476	60			0.05	21	0.60	0.05	21
105477	70			0.05	19	0.70	0.05	19
105478	79			0.05	210	1.47	0.05	290
105479	68			0.05	384
105480	50			0.05	103	2.07	0.05	52
105481	77			0.05	41
105482		80		0.05	30

Station 37 Sampling Results

760512
Sample Number	Zone (cm*)	FW** (cm)	HW** (cm)	Gold gm/tonne	Silver gm/tonne	Width (metres)	Weighted Average
							Gold gm/tonne	Silver gm/tonne
105483	88			0.05	27	0.88	0.05	27
105484	49			0.05	5	1.85	0.05	5
105485		66		0.05	5
105486			70	0.05	5
105487	70			0.21	176	2.34	0.10	59
105488		164		0.05	9
105489	49			0.05	636	0.49	0.05	636
105490		1.14		0.05	6	1.14	0.05	6
105491	76			0.05	5	0.76	0.05	5
105492	109			0.05	14	1.09	0.05	14
105493	110			0.05	769	2.01	0.05	597
105494	51			0.05	507
105495	40			0.05	238
105496	95			0.05	8	0.95	0.05	8
105497	126			0.05	5	1.26	0.05	5
105498	50			0.17	22	0.50	0.17	22
105499	35			0.05	5	1.15	0.49	114
105500			80	0.68	161
760501	40			0.56	464	1.10	0.24	188
760502		70		0.05	30
760503		73		0.05	33	1.13	0.21	89
760504	40			0.51	191
760505	100			0.33	123	1.00	0.33	123
760506	70			16.7	64	0.70	16.70	64
760507	74			0.9	114	0.74	0.90	114
760508	104			0.05	81	2.12	0.05	52
760509			108	0.05	24
760510	70			0.12	378		0.08	215
760511		74		0.05	60	1.44
	100			0.06	8	1.00	0.06	8
760513		30		0.2	763	0.30	0.20	763
760514	79			0.21	507	1.59	0.26	398
760515		80		0.3	290
760516	73			0.12	745	1.77	0.08	373
760517		104		0.05	112
760518	120			4.87	64	1.20	4.87	64

(cm*) = centimeter, FW** = Footwall, HW*** = Hangingwall